July 26, 2019

Andrew Wiederhorn
President and Chief Executive Officer
Fat Brands, Inc
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

       Re: Fat Brands, Inc
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed July 12, 2019
           File No. 024-11012

Dear Mr. Wiederhorn:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2019 letter.

Amended Offering Statement filed July 12, 2019

General

1. Refer to your response to comment 3. We note that you are attempting to incorporate interim financial statements by reference to your Form 10-Q for the period ended March
      31, 2019. Please include the interim financial statements in the offering circular. Refer to footnotes 15 and 17 and the accompanying text in Securities Act Release No. 33-10591
      (December 19, 2018).
2. We note your disclosure on the cover page of the offering circular that on May 30, 2019, the last reported sale price of your common stock was $4.70 per share. Please provide an updated market price.
 Andrew Wiederhorn
Fat Brands, Inc
July 26, 2019
Page 2
Description of the Securities We Are Offering, page 51

3. We note your response to prior comment 2, and your revised disclosure that the company does not intend for the provision in the Warrant Agency Agreement regarding jurisdiction to apply to actions arising under the Securities Act or the Exchange Act. Please revise the
       Warrant Agency Agreement to clearly state that such provision does not apply to claims under the federal securities laws.
Plan of Distribution, page 58

4. The procedures for subscribing as described in this section do not appear to be consistent with the procedures set forth in the subscription agreements filed as Exhibits 4.1 and 4.2.
       In addition, such disclosure does not appear to be consistent with the disclosure on the offering circular cover page that indicates that certain funds will not be kept in escrow prior to a closing. Please advise.
Exhibits

5. We note that you indicated in Part I that you have used solicitation of interest communications in connection with the proposed offering. However, you have not filed such materials as exhibits. Please advise.
      Please contact J. Nolan McWilliams at 202-551-3217 or Laura Nicholson at 202-551-
3584 with any questions.



                                                             Sincerely,
FirstName LastNameAndrew Wiederhorn
                                                             Division of
Corporation Finance
Comapany NameFat Brands, Inc
                                                             Office of
Transportation and Leisure
July 26, 2019 Page 2
cc:       Allen Z. Sussman
FirstName LastName